EXHIBIT 99.1

Volvo Truck deliveries January -- April 2005

GOTEBORG, Sweden, May 19, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 22% through April this year, compared with the year-earlier period. Deliveries from Mack rose 57%, while deliveries from Renault Trucks were up 11%. Deliveries from Volvo Trucks increased 23% during the period.

During the past 12 months, order bookings for the Group's truck operations were 17% higher compared with the preceding year. Orders were down 3% in Europe, while the order bookings in North America increased 47%.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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Media Relations:
Bernard Lancelot, Renault Trucks
+33 4 72 96 27 59

Bob Martin, Mack
+1 (610) 709-2670

Claes Claeson, Volvo Trucks
+46 31-66 39 08

Investor Relations:
Fredrik Brunell, AB Volvo
+46 31 66 11 91